Terms and Conditions of Sale

These terms and conditions of sale ("*Terms and Conditions*") apply to the sale ("*Sale*") by any Masterworks entity (the "Seller") to a person or a company, acting as a professional or a non-professional (the "*Purchaser*"), of one or more artworks (the "*Artwork*"). The Seller and the Purchaser are collectively referred to as the parties ("*Parties*"), and individually referred to as a party ("*Party*"). The Purchaser and the Seller agree to be bound by the Terms and Conditions and the attached invoice ("*Invoice*"), which together form the agreement between the Parties.

1. SALE OF THE ARTWORK. The Seller agrees to sell the Artwork to the Purchaser, and the Purchaser agrees to buy the Artwork from the Seller, subject to these Terms and Conditions. The Seller confirms that it owns the Artwork

2. PRICE OF THE ARTWORK. The Purchaser agrees to pay to the Seller the purchase price and any other cost as identified in the Invoice (the "*Price*").

3. STATEMENTS ABOUT THE ARTWORK. All statements by the Seller as to the authenticity, attribution, description, date, age, provenance, title or condition of the Artwork constitute the Seller's knowledge and opinion only and are not warranted by the Seller.

4. TAX AND FEES. The Purchaser shall be responsible for any taxes and or artist royalty arising from its acquisition and subsequent delivery of the Artwork, including without any value added tax, sales tax and any artist resale rights (ARR), if any. Payments to be made shall be made in cleared funds, without any deduction or set-off and free and clear of and without deduction for or on account of any taxes, levies, imports, duties, charges, fees and withholdings of any nature.

5. PAYMENT. The Purchaser shall pay the Price to the Seller to the bank account set out in the Invoice (or other bank accounts designated in writing by the Seller from time to time) in such amount(s) and at such time(s) as set forth in the Invoice.

6. TRANSFER OF TITLE. Title of the Artwork shall pass to the Purchaser only after payment in full of the Price to the Seller. Purchaser shall thereafter enjoy the absolute ownership thereof.

7. RISK OF LOSS OR DAMAGE. Risk of loss or damage to the Artwork will pass to the Purchaser upon the transfer of title.

8. DELIVERY OF THE ARTWORK. Unless otherwise specified, the Purchaser agrees to pay all third-party costs and expenses relating, among other, to the packing, transporting, shipping, customs duties, taxes, royal ties, and insuring of the Artwork for delivery to the Purchaser pursuant to this Terms and Conditions.

9. REPRESENTATIONS AND WARRANTIES OF PURCHASER. The Purchaser represents and warrants that: he/she/it complies with all applicable laws and regulations; has the capacity and power (under the laws of his/her/its country of origin) to enter into and perform the transaction hereby; the funds used to pay the Price were obtained lawfully and the transactions contemplated hereby will not violate anti-money laundering and anti-terrorism financing laws, he/she/it is acting (and is purchasing the Artwork(s)) in its own name and on its own behalf; and all information (including about its/his/her identity and its address) is true and correct and undertakes to advise the Seller promptly of any changes.

10. REPRESENTATION AND WARRANTIES OF SELLER. The Seller represents and warrants that: (i) it complies with all applicable laws and regulations; and (ii) it has the capacity and power (under the laws of its country of origin) to enter into and perform the transaction contemplated hereby. The Seller makes no representation or warranty of any kind whatsoever, express or implied, in connection with the Artwork. The Seller and its employees, or agents exclude all liability (whether in contact, tort or otherwise), to the fullest extent permitted by applicable law, for any loss or damage that may result to the Purchaser or a third party in connection with the Artwork.

11. TERMINATION. The Seller have the right to terminate this agreement and cancel the Sale by serving written notice on the Purchaser if: (i) the Purchaser fails to make any payment required pursuant to the terms of the Invoice and/or these Terms and Conditions, and such failure is not remedied within fifteen (15) days after a written notice is sent to the Purchaser by the Seller, and (ii) if the Purchaser breaches any terms, conditions, representation or warranty of these Terms and Conditions. In case of termination, any sum paid by the Purchaser will be forfeit.

12. MISCELLANEOUS. The Purchaser agrees that it has no right to sell the Artwork or receive the Artwork before it has been paid for in full and any such sale shall be deemed null and void.

13. INDEMNIFICATION. Purchaser does hereby agree to indemnify, defend and hold Seller and its affiliates free and harmless from any and all demands, claims, suits, judgments, obligations, damages, losses, or other liability asserted or alleged against Seller and or its affiliates as well as all reasonable attorney or other professional fees and other reasonable costs, fees and expenses, suffered or incurred by, or asserted or alleged against Seller or its affiliates arising by reason of, or in connection with, the breach or alleged breach by Purchaser of any provision of these Terms and Conditions, or the actual or alleged falsity or inaccuracy of any representation or warranty by Purchaser contained in this Agreement.

14. WAIVER. No failure or delay by the Seller in exercising any right, power or privilege shall impair the same or operate as a waiver of the same, nor shall any single or partial exercise of any right, power or privilege preclude any further exercise of the same or the exercise of any other right power or privilege. The rights and remedies provided in these Terms and Conditions are cumulative and not exclusive of any rights and remedies provided by law.

15. SEVERANCE. If any provision of these Terms and Conditions is prohibited by law or judged by a court to be unlawful, void or unenforceable, the provision shall, to the extent required, be severed from these Terms and Conditions and rendered ineffective as far as possible without modifying the remaining provisions of these Terms and Conditions, and shall not in any way affect any other circumstances of or the validity or enforcement of these Terms and Conditions.

16. GOVERNING LAW AND JURISDICTION. This Agreement, and all matters arising out of or relating to this Agreement, shall be governed and construed in accordance with the laws of the State of New York, without regard to its conflict of laws provisions. Any dispute arising under or related to this Agreement shall be resolved in the New York State Supreme Court, New York County or in the United States District Court for the Southern District of New York. This Agreement may be executed in counterparts, including by PDF or facsimile, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

MASTERWORKS

October 19, 2020

DS Art LLC
[redacted]


BANKSY

BANKSY
Mona Lisa, 2000
Spray paint, stencil on board
48 x 48in. (122 x 122cm.)

This work is accompanied by a certificate of authenticity issued by Pest Control Office.

Total Due: **$1,500,000**

10% deposit due immediately upon receipt of invoice. Balance due within fourteen (14) days.

Purchaser acknowledges that the sale is subject to the Terms and Conditions included with the invoice. VAT payments, if any, are the sole responsibility of the purchaser.

Please transfer funds in USD to the following account :
Beneficiary Bank: First Republic Bank
Bank address: 111 Pine Street San Francisco, CA 94111
SWIFT Code: FRBBUS6S
ABA Routing Number: 321 081 669
Beneficiary: Masterworks Cayman SPC
Account Number: [redacted]
Reference: FBO 003 Portfolio

The undersigned acknowledges the sale is subject to this invoice and the accompanying Terms and Conditions:

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